UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 31)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMREP CORPORATION
(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

032159105
(CUSIP Number)

Nicholas G. Karabots
P.O. Box 736
Ft. Washington, PA 19034
(215) 643-5800
__________________________________________________
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 10 and 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l (e), §240.13d-l (f) or §240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032159105
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1.    Names of Reporting Persons.

      Nicholas G. Karabots
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]   .............................................................
            (b) [ ] ...............................................
--------------------------------------------------------------------------------
3.    SEC Use Only..............................................................
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
                  United States of America
--------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially                       2,096,061
Owned by Each        ------------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
                                           0
---------------------------------------------------------------------------------
9. Sole Dispositive Power
          2,096,061
---------------------------------------------------------------------------------
10. Shared Dispositive Power
          0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
          2,096,061
    -----------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)   29.13% (1)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) IN
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(1) Based on 7,195,454 shares of Common Stock (as defined below) stated to be outstanding as of December 16, 2013 by the Issuer (as defined below) in the Issuer’s Form 10-Q relating to the Issuer’s fiscal quarter ending on October 31, 2013.

CUSIP No. 032159105
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.

      Glendi Publications, Inc. 59-2235938
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]   ..........................................................
            (b) [ ].............................................................
--------------------------------------------------------------------------------
3.    SEC Use Only..............................................................
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions) Not applicable
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
                  Delaware
--------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially                       1,481,724
Owned by Each        ------------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
                                           0
---------------------------------------------------------------------------------
9. Sole Dispositive Power
          1,481,724
---------------------------------------------------------------------------------
10. Shared Dispositive Power
          0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
          1,481,724
    -----------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)   20.59%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

CUSIP No. 032159105
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.

      Kappa Media Group, Inc. 23-3047713
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]   ..........................................................
            (b) [ ].............................................................
--------------------------------------------------------------------------------
3.    SEC Use Only..............................................................
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions) Not applicable
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
                   Pennsylvania
--------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially                       512,337
Owned by Each        ------------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
                                           0
---------------------------------------------------------------------------------
9. Sole Dispositive Power
          512,337
---------------------------------------------------------------------------------
10. Shared Dispositive Power
          0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
          512,337
    -----------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)   7.12%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

This Amendment No. 31 to Schedule 13D (“Amendment No. 31”) amends and supplements the prior statement on Schedule 13D (the “Statement”) as filed by Nicholas G. Karabots and certain affiliates related to the common stock (the “Common Stock”), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the “Issuer”). The Statement has been previously amended by Amendment No. 30 to Schedule 13D filed on September 18, 2013, Amendment No. 29 to Schedule 13D filed on July 8, 2013, Amendment No. 28 to Schedule 13D filed on April 16, 2013, Amendment No. 27 to Schedule 13D filed on February 1, 2013, Amendment No. 26 to Schedule 13D filed on January 2, 2013, Amendment No. 25 to Schedule 13D filed on September 18, 2012, Amendment No. 24 to Schedule 13D filed on August 21, 2012, Amendment No. 23 to Schedule 13D filed on May 29, 2012, Amendment No. 22 to Schedule 13D filed on October 7, 2011, Amendment No. 21 to Schedule 13D filed on January, 3, 2011, Amendment No. 20 to Schedule 13D filed on November 10, 2011, Amendment No. 19 to Schedule 13D filed on September 30, 2010, Amendment No. 18 to Schedule 13D filed on September 9, 2010, Amendment No. 17 to Schedule 13D filed on May 2, 2008, Amendment No. 16 to Schedule 13D filed on January 11, 2008, Amendment No. 15 to Schedule 13D filed on October 28, 2002, Amendment No. 14 to Schedule 13D filed on January 4, 2002, Amendment No. 13 to Schedule 13D filed November 30, 2001, Amendment No. 12 to Schedule 13D filed on October 24, 2001, Amendment No. 11 to Schedule 13D filed on June 6, 2000, Amendment No. 10 to Schedule 13D filed on July 31, 1996, Amendment No. 9 to Schedule 13D filed on September 25, 1995, Amendment No. 8 to Schedule 13D filed on January 12, 1995, Amendment No. 7 to Schedule 13D filed on January 5, 1995, Amendment No. 6 to Schedule 13D filed on September 15, 1994, Amendment No. 5 to Schedule 13D initially filed on June 2, 1994, Amendment No. 4 to Schedule 13D filed on March 1, 1994, and Amendment No. 3 to Schedule 13D filed on January 31, 1994. Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D filed on August 4, 1993, as amended by Amendment No. 1 filed on December 22, 1993 and Amendment No. 2 filed on January 21, 1994. In the event that any disclosure contained in this Amendment No. 31 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 31.

ITEM 1. SECURITY AND ISSUER

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 31.

ITEM 2. IDENTITY AND BACKGROUND

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 31.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

There are no amendments to Item 3 of the Statement pursuant to this Amendment No. 31.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by inserting the following paragraph at the end of the previous disclosures:

On March 10, 2014, Glendi Publications, Inc., an entity wholly-owned by Nicholas G. Karabots, transferred, as a charitable contribution, 96,700 shares of Common Stock of the Issuer to The Franklin Institute, which is located in Philadelphia, Pennsylvania.

On March 14, 2014, Glendi Publications, Inc., an entity wholly-owned by Nicholas G. Karabots, transferred, as a charitable contribution, 160,000 shares of Common Stock of the Issuer to Albert Einstein Healthcare Network, which is located in Philadelphia, Pennsylvania.

Item 4 of Amendment No. 13 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Karabots intends to review his holdings in the Issuer on a continuous basis and, depending upon:

•	the price and availability of the Common Stock of the Issuer;
•	subsequent developments affecting the Issuer;
•	the business prospects of the Issuer;
•	global and U.S. stock market and economic conditions;

•	tax considerations;
•	other investment and business opportunities available to Mr. Karabots;
•	changes in law or government regulations;
•	the costs associated with maintaining the public listing of the Issuer; and
•	other factors deemed relevant by Mr. Karabots,

he may, at any time determine to acquire additional shares of Common Stock of the Issuer, sell all or part of his holdings in the Issuer, or engage or participate in a transaction or series of transactions with the Issuer or other persons, in each case with the purpose or effect of influencing, exercising or gaining control of the Issuer or its business units.

Such transactions may take place at any time with or without prior notice and may include, without limitation, (i) entering into one or more privately negotiated transactions for the purchase or sale of Common Stock or other securities of the Issuer, (ii) effecting open market purchases or sales of Common Stock or other securities of the Issuer, (iii) making a tender or exchange offer for some or all of the Common Stock or other securities of the Issuer, (iv) waging a proxy contest for control of the board of directors of the Issuer, (v) seeking and/or consummating a merger, purchase of stock or assets or other form of business combination involving the Issuer or any of its business units, or (vi) taking other actions that could have the purpose or effect of directly or indirectly influencing, exercising or gaining control over the Issuer.

Except as set forth in this Schedule 13D, Mr. Karabots does not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended by deleting the paragraphs (a), (b) and (c) thereof and inserting the following:

(a)           Mr. Karabots beneficially owns all of the 2,096,061 shares of Common Stock reported on this Statement, which shares represent approximately 29.13% of the outstanding shares of the Common Stock of the Issuer.  Mr. Karabots beneficially owns 102,000 of the outstanding shares of the Common Stock directly; 1,481,724 of such shares indirectly through Glendi Publications, Inc.; and the remaining 512,337 of such shares indirectly through Kappa Media Group, Inc.

(b)           Mr. Karabots has sole voting and sole dispositive power as to the following: the 102,000 outstanding shares of the Common Stock that he owns directly; the 1,481,724 of such shares of the Common Stock owned indirectly through Glendi Publications, Inc.; and the 512,337 of such shares of the Common Stock owned indirectly through Kappa Media Group, Inc., as reported on this Statement.

(c)           On March 10, 2014, Glendi Publications, Inc., an entity wholly-owned by Nicholas G. Karabots, transferred, as a charitable contribution, 96,700 shares of Common Stock of the Issuer to The Franklin Institute, which is located in Philadelphia, Pennsylvania.  On March 14, 2014, Glendi Publications, Inc., an entity wholly-owned by Nicholas G. Karabots, transferred, as a charitable contribution, 160,000 shares of Common Stock of the Issuer to Albert Einstein Healthcare Network, which is located in Philadelphia, Pennsylvania.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no amendments to Item 6 of the Statement pursuant to this Amendment No. 31.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

There are no amendments to Item 7 of the Statement pursuant to this Amendment No. 31.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2014
/s/ Nicholas G. Karabots
Nicholas G. Karabots

GLENDI PUBLICATIONS, INC.

/s/ Nicholas G. Karabots
Name:  Nicholas G. Karabots
Title:    Chief Executive Officer

KAPPA MEDIA GROUP, INC.

/s/ Nicholas G. Karabots
Name:  Nicholas G. Karabots
Title:    Chief Executive Officer